June 8, 2011

Alan S. Hoffman, Esq.
Winston & Strawn LLP
200 Park Avenue
New York, New York   10166


Re: **Versus Global Multi-Manager Real**
Estate Income Fund LLC
File Nos. 333-172947; 811-22534


Dear Mr. Hoffman:

We have reviewed the registration statement on Form N-2 for Versus Global Multi-Manager Real Estate Income Fund LLC (the "Fund"), filed with the Commission under the Securities Act of 1933 (the "33 Act") and the Investment Company Act of 1940 (the "1940 Act"). We have the following comments.

Prospectus

Cover Page and General

1.   Please briefly explain why current income is not a primary objective and whether capital preservation and long-term appreciation are secondary objectives. Also, please add disclosure that the Fund's ability to achieve income or capital appreciation will be tempered by the Fund also pursuing capital preservation.

2.   Please define the term "real estate-related securities" when it is first used to describe the Fund's investments and clarify what it includes. Please clarify whether the 80% of asset investment will be in income producing real estate securities.

3.   Please advise the staff whether FINRA has reviewed and approved the terms of the underwriting agreement.

4.   Please delete the paragraph beginning "The Adviser provides.." and include the information in more appropriate sections in the prospectus. Also, please disclose whether the Adviser, in providing investment advisory services to private investment funds, has any conflict of interest, including allocation of limited investment opportunities.

5.   The prospectus states that the Fund's shares will not be listed on any securities exchange and it is not anticipated that a secondary market for the shares will develop. This needs to be prominent and on the cover page. *See* 1.1. j of Form N-2. Please disclose on the cover page that the shares will not be listed which would make the securities illiquid. Please disclose, in bold, substantially the essence of the following disclosure on the cover page and to the purchase application, immediately above the signature line:

> **You should not expect to be able to sell your common shares regardless of how we perform. If you are able to sell your common shares, you will likely receive less than your purchase price. We do not intend to list our common shares on any securities exchange during the offering period, and we do not expect a secondary market in the common shares to develop. As a result of the foregoing, an investment in our common shares is not suitable for investors that require liquidity.**

6.   In the fifth paragraph, please change "manage such risk" to "bear risk of loss." Please conform the Offering Proceeds Table to the requirements of Form N-2. Of there is a minimum or maximum offering, please revise the Table accordingly. Please confirm that it will appear on the outside front cover page.

7.   Please confirm that all material items in the LLC Agreement are summarized in the prospectus. Also, please explain how the proceeds to the Fund are $750,000,000 and the sales load is $22,500,000.

8.   Please disclose the type of investor for whom an investment would be appropriate or suitable, and state, for example, why the prospectus does not contain an objective financial test for suitability.

Prospectus Summary

9.   Please disclose whether the "Investment Funds" or the "Investment Managers" will be affiliated with the Fund or the Adviser. The Fund invests in private funds which, in turn, must be in real estate. While these private funds appear to be excepted from the definition of an investment company by section 3(c)(5)(C), they have all the indicia of hedge funds. Accordingly, please disclose that the Fund is a fund of hedge funds. Also, please state the Fund's 80% investment test in real estate in the summary.

10.   Please disclose that the Fund will not leverage, *i.e.,* issue preferred shares or debt during its first 12 months of operations. If not, we will have further comments.

11.   The prospectus states that in order to facilitate the efficient investment of the Fund's assets, a separate investment vehicle may be created for an Investment Manager in which the Investment Manager serves as a general partner. Please disclose the nature and purpose of this investment vehicle. Please analyze its status under the 1940 Act. We may have further comments.

12.   Please explain to the staff why it is accurate to describe unregistered funds as "open-ended." Also, please explain to the staff why the separately managed accounts ("SMAs") are not separate funds that need to be registered and whether they are wholly-owned subsidiaries of the Fund. Please explain the SMA's 1940 Act status and whether the SMA Managers are subject to section 15 of the 1940 Act requirements for advisory contracts, and if not, why not. Please disclose who pays the SMA Managers and at what rate.

13.   Please disclose how the Adviser will monitor investments in funds which have no transparency as to the sources of income and diversification of assets. Please disclose how the Fund's board of directors will monitor investments in the Investment Funds that are not transparent or that "pursue a wide range of other investment or market strategies, including, to a limited extent, activities not described in" the prospectus.

14.   Please define "majority of assets" investment in Investment Funds. Also, please explain what is meant by "separate account basis" and "as soon as practicable." Also, please state whether Selling Agents are underwriters, and if so, state so, but if not, explain why.

15.   Please disclose whether not selling the minimum of shares will result in an escrow of the funds and whether money will be refunded promptly. If only the minimum amount if shares are sold, please add a risk regarding a minimally capitalized fund.

16.   Please disclose how the Investment Funds are valued and that they are difficult to value. Also, please disclose what information and factors will be used for valuation. How does the Adviser gain access to the portfolio holdings of the private funds in which it invests? How current is the information? Disclose how the Fund will be able to determine the fair value on a current basis.

17.   Please disclose how SMA's are valued and whether SMAs are hedge funds. Also, disclose whether SMAs will have separate advisory and/or administrative fees. Please remove the reference to diversification and diversifying the overall portfolio, given that the Fund is non-diversified.

Selection of Investment Managers

18.   Please confirm that all material strategies and risks are disclosed. Please define "principally engaged." If "principally engaged" is less than 80%, how will the Fund achieve its 80% policy? Please state how the Adviser knows that an Investment Fund is "principally engaged," in fact, invests 80% in real estate. Also, clarify that the Fund's use of "global" in its name means, and disclose that the Fund will, it invests at least 40% of its assets in foreign countries.

19.   In the "Risk Management Techniques" section, please list all material securities and the risks involved in using derivative or hedging strategies. Please disclose the

percentage limit on the Fund's investment in derivatives. Also, please comply with the requirements in *Letter to Investment Company Institute, "Derivatives-Related Disclosures by Investment Companies"* (July 30, 2010). If there is no percentage limitation on the Fund's use of in derivatives, please disclose this on the cover page.

20.   Please briefly explain whether the Fund's board of directors has any experience in managing a registered fund that invests in Investment Funds.

21.   Please disclose whether the Investment Managers have any contractual relationships with the Fund other than the fact that the Investment Manager invests in Investment Funds. Disclose whether the Fund is an investor in an Investment Fund, as any typical investor would be.

22.   Please delete the term "activities not described," and confirm that all material strategies are disclosed.

Prospectus

23.   Please provide a brief discussion disclosing the relationship of all parties to the Fund's operations (*i.e.*, Fund, the Investment Funds, the Adviser, sub-Advisers, the Investment Manager).

24.   Please disclose that Investment Funds may leverage without limit and are not subject to 1940 Act requirements. Please disclose the possibility of total risk of loss and the illiquid nature of these funds.

25.   Please define the "Closing Date." Also, distinguish closing date from "Initial Closing Date."

26.   Please clarify how the Fund intends to use leverage for liquidity purposes.

27.   Please state what the "certain expenses borne by the Fund" means by summarizing or listing the expenses. Also, please confirm there is no recoupment of such expenses, or otherwise disclose any recoupment.

28.   Please disclose that any share repurchases are not mandated by a fundamental policy or law, that there are no assurances of repurchases, and that they are entirely at the discretion of the board of directors. Also, disclose the Adviser's recommendation to the board to make repurchase is subject to a conflict of interest because Adviser's compensation is based on assets under management and a repurchase offer would reduce the assets under management.

29.   Please disclose how the use of leverage by the Investment Funds has an impact on the Fund.

30.   Please disclose whether the Fund's distribution policy will include return of capital, and if so, disclose and describe the consequences of having a return of capital as part of the Fund's distributions.

31.   Please add a brief explanation of each risk factor. Also, please clarify the risk titled "Compliance with the Asset Diversification Requirement," given that the Fund is non-diversified.

Summary of Fund Expenses

32.   Please inform the staff of the difference in services provided in connection with the investment management fee, account servicing fee, and the distribution fee.

33.   In footnote 5, please confirm that the Adviser may not recover (or recoup) any amount voluntarily waived. Please state whether there will be any interest on borrowings.

34.   Please move footnotes to after the Example. Please confirm that gross expenses are in the fee table under "Other." Please disclose what AFFE costs would be if REITS were included. Also, delete the sentence from the introductory paragraph which begins "Each figure below relates…," and move, if appropriate to a parenthetical after the line item titled "Annual Expenses."

Risk Factors

35.   Please disclose the types of restrictions on investments contained in the governing agreements of the Investment Funds that may affect the Fund's ability to invest in, hold, vote the shares of, or sell the Investment Funds.

36.   In the section titled "Conflicts of Interest," please disclose any affiliation between Adviser's Clients, Investment Funds, and Investment Managers, which may materially affect the Fund.

37.   Please briefly disclose the 1940 Act protections that the Investment Funds will not have and the risks this presents to shareholders of the Fund.

38.   Please disclose the risks in investing in the Fund in addition to the risks of the Investment Funds. Please add the risk that one Investment Fund buys a security while another Investment Fund sells it.

39.   In the sections regarding the risks of investing in real estate, real estate debt, and real estate related debt securities, please add disclosure regarding recent economic and real estate market developments that may make the risks greater.

40.   Please disclose what is meant by "limited manner" for purposes of financial leverage.

41.	Please disclose further why the reliance on key individuals would be a risk factor to the Fund. Also, please disclose how difficult replacement of key personnel would be for the Fund's board of directors.

Investment Objectives, Strategies and Investment Features

42.	Please expand the discussion as to investment companies not being subject to the 1940 Act and the lack of 1940 Act protection.

43.	Please disclose any actions the Fund may take if it is deemed an "affiliate" of an Investment Fund within the meaning of the 1940 Act.

44.	Please disclose the criteria or standards the Sub-Adviser utilized when accumulating the List of Approved Managers.

Investing In Institutional Real Estate Equity and Real Estate Securities

45.	Please briefly inform the staff of the purposes and basis for including the Income Oriented Returns information and the Tables that follow in the prospectus. Please explain how an investor would apply this information when deciding whether to invest in the Fund.

46.	Please put the bolded statement immediately prior to the "Management of the Fund" section on the cover page of the prospectus.

47.	Please disclose how the Fund will know whether the Investment Fund's policy is regarding leverage.

Management of the Fund

48.	The prospectus states that the Adviser was formerly named Welton Street Advisors LLC. Please inform the staff the timing and circumstances surrounding the change in name.

49.	Please disclose the services provided in exchange for the account servicing fee. Also, please define "Selling Agent."

50.	Please define "use various other investment management techniques." Also please inform the staff whether the entities on the List of Approved Managers have consented to being identified in the Fund's prospectus.

51.	Please state the basis for including Table 2: Portfolio Optimization in the prospectus. What is its relevance and purpose? Also, please explain why Figure 1 is not misleading given that it describes general real estate performance and not what the Fund invests in. We may have further comments.

Calculation of Net Asset Value

52.   Please expand the discussion to disclose how NAV is determined given that there appears to be no information regarding the Investment Funds. How does the Fund value the portfolio securities of the Investment Funds? What access does the Adviser have to the portfolio holdings of the private funds in which it invests?

Statement of Additional Information

Investment Restrictions

53.   Please add the phrase "or group of industries" after the phrase "in any single industry."

54.   Please explain why the Fund does not concentrate in real estate. Also, state the 1940 Act limits on investing in securities of other funds.

55.   Please disclose the percentage limitations in investing in foreign securities and in derivatives.

General Comments

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosure made in response to this letter, on information supplied supplementally, or on financial statements and exhibits added in any pre-effective amendments.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, each should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please respond to this letter by filing pre-effective amendments pursuant to Rule 472 under the Securities Act of 1933. Please respond to all comments. Where no change will be made in the filing in response to a comment, please inform us in a supplemental letter and state the basis for your position.

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6985.

Sincerely,

Valerie J. Lithotomos
Senior Counsel